UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Logicvision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54140W107

(CUSIP Number)

Ms. Eileen Casal

Vice President and General Counsel

Teradyne, Inc.

321 Harrison Avenue

Boston, MA 02118

617-422-3038

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2001

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with this Statement ☐.

SCHEDULE 13D

CUSIP No.    54140W107

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Teradyne, Inc. Tax ID #04-2272148

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ N/A (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) None	☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        787,842 (524,335 shares of Common Stock and warrants to purchase 263,507 shares of Common Stock)

  8.    Shared Voting Power

        None

  9.    Sole Dispositive Power

        787,842 (524,335 shares of Common Stock and warrants to purchase 263,507 shares of Common Stock)

10.    Shared Dispositive Power

        None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 787,842 (524,335 shares of Common Stock and warrants to purchase 263,507 shares of Common Stock)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) None	☐

13.	Percent of Class Represented by Amount in Row (11) 5.12%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

a.	Title and class of equity security: Common Stock

b.	Name of issuer: Logicvision (the “Issuer”)

c.	Principal executive office of Issuer: 101 Metro Drive, San Jose, CA 95110.

Item 2.    Identity and Background

a.	Name of filer: Teradyne, Inc.

b.	State of Incorporation: Commonwealth of Massachusetts

c.	Principal business: manufacturing and services for testing and interconnecting electronics

d.	Address of principal office: 321 Harrison Avenue, Boston, Massachusetts, 02118

e.	Whether or not filer has been convicted in a criminal proceeding during the last five years: No.

f.	Whether or not filer was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years: No.

Item 3.    Source and Amount of Funds or Other Consideration

a.	Source of funds: Working capital.

b.	Amount of funds used in making the purchases: $4,456,850 (net of amounts paid for 63,900 shares that were sold in May, 2002)

Item 4.    Purpose of Transaction Investment.

Teradyne, Inc. does not have any present plans or proposals that relate to or would result in any of the events or circumstances described in items a. through j. of the instructions for Item 4.

Item 5.    Interest in Securities of the Issuer

As of the date hereof, Teradyne, Inc. is a direct beneficial owner of 524,335 shares of Common Stock, and 263,507 warrants to purchase Common Stock. The total 787,842 shares of Common Stock represent 5.12% of the Issuer’s issued and outstanding shares of Common Stock (based on the number of securities outstanding per Issuer’s Proxy Statement date April 14, 2003 – 15,377,965 shares of Common Stock).

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Amended and Restated Warrant To Purchase Series H-2 Preferred Stock of Logicvision dated August 8, 2001 (the “Warrant”). The Warrant entitles Teradyne or its permitted assigns to purchase 263,507 shares of Common Stock of the Issuer at a per share price of $4.86 and expires on May 7, 2004, subject to early termination pursuant to an “Early Termination Event,” as such term is defined in the Warrant.

Sixth Amended and Restated Registration Rights Agreement dated January 28, 2000 (the “Registration Rights Agreement”). The Registration Rights Agreement permits the holders of more than 33% of the Registrable Securities (as defined therein) then outstanding to request that the Issuer file a Registration Statement under the U.S. Securities Act of 1933 covering the registration of Registrable Securities, subject to the terms and conditions more fully set forth therein.

Item 7.    Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2003

Teradyne, Inc.

By:    Gregory R. Beecher

          Vice President, CFO and Treasurer